SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of July, 2005
                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)









                                                                 19 July 2005



                 Substantial Share Interest Notification


The Company was notified on 18 July 2005 that Legal & General, has an aggregate interest in the Company amounting to 3,915,354 ordinary shares of GBP1 each, being 3.04% of the 128,529,853 shares in issue.


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Enquiries:

John Spedding
Schroder Investment Management Limited                      Tel: 020 7658 3206









SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:  19 July 2005


                                  By:/s/John Spedding
                                  John Spedding
                                  Company Secretary
                                  For and on behalf of Schroder Investment
                                  Management Limited, Secretaries